March 1, 2005




United States Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Mr. Carlton Tartar - Staff Accountant

         Re:      Basic Empire Response to 8-K Comments
                  File No. 000-49608


Dear Mr. Tartar:

        In response to your letter dated February 10, 2005 to Basic Empire Corporation (the "Company") regarding its Form 8-K filed on February 3, 2005, the Company acknowledges the following:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have further requirements or questions, please do not hesitate to contact the undersigned.

                                                     Very truly yours,

                                                     BASIC EMPIRE CORPORATION,
                                                     a Delaware Corporation


                                                     By: /s/ Chang Yu
                                                        ------------------------
                                                        Chang Yu, President